REXAM

Office of International Finance
Mail Stop 3-4
Securities & Exchange Commission
450 5th Street NW
Washington DC 20549
USA

DIRECT
TEL 020 7227 4132
FAX 020 7227 4139

05 March 2004

FILE NO. 82-3

Dear Sirs

Rexam PLC

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully

Jennifer Smith
Assistant Company Secretary

REXAM PLC
4 MILLBANK

REXAM

04 MAR 11 AM 7:21

Office of International Finance
Mail Stop 3-4
Securities & Exchange Commission
450 5th Street NW
Washington DC 20549
USA

DIRECT
TEL 020 7227 4132
FAX 020 7227 4139

19 February 2004

FILE NO. 82-3

Dear Sirs

Rexam PLC

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully

Jennifer Smith

Jennifer Smith
Assistant Company Secretary

REXAM PLC
4 MILLBANK
LONDON SW1P 3XR

FILE NO 82-3

REXAM

PRESS RELEASE

Rexam strengthens position in Polish glass market

Rexam PLC, the leading global consumer packaging company, is pleased to announce the acquisition from Hunan NV of all of the shares in Poland Glassworks Holding BV, the holding company of Polish glassworks, Polglass (Polska) SA ("Polglass"), for a cash consideration of £10m including debt assumed and subject to working capital and other adjustments.

Based on 2003 results for Polglass, the purchase price represents a multiple of 5.2 times EBITDA. The business is expected to exceed cost of capital in year one.

Polglass primarily supplies coloured bottles to Polish brewers, with the majority of sales going to Heineken's Polish subsidiary, Zywiec.

Rexam already has a flint glassworks in Poland located in Gostyn and the acquisition takes Rexam to the No 2 position in the Polish glass market with a 20% share.

Commenting on the announcement, Rolf Börjesson, Rexam's Chief Executive, said: "Following our recent announcement of a glass acquisition in the Netherlands, this latest transaction shows our commitment to building our position in the north European glass industry. It opens new market opportunities for us in the beverage segment in Poland and gives us a base for further consolidation and synergies."

19 February 2004

Enquiries

Graham Chipchase, Finance Director — 020 7227 4100

Per Erlandsson, Director Corporate Communications

Financial Dynamics

Richard Mountain — 020 7269 7291

Rexam is one of the world's top five consumer packaging groups and the world's leading beverage can maker. Its global operations focus on beverage packaging in metal, glass and plastic, as well as plastic packaging solutions for the beauty, pharmaceutical and food industries around the world. The Rexam Group employs more than 22,000 people in 24 countries worldwide and has an ongoing turnover of approximately £3.3 billion. Rexam is a member of the FTSE 100. Its ordinary shares are listed with the UK Listing Authority and trade on the market for listed securities on the London Stock Exchange under the symbol REX. For further information, visit Rexam's website at www.rexam.com

FILE NO 82-3

05 MAR 11 AM 7:21

Strong underlying profit growth continues

Rexam PLC, the global consumer packaging company, announces its results for the year 2003.

	2003	2002		Increase
Operating profit	**£217m**	£252m		
Profit/(loss) before tax	**£5m**	£(87)m		
Loss per share	**(9.5)p**	(34.5)p		
Underlying sales	**£3,186m**	£3,160m		+1%
Underlying operating profit*	**£346m**	£320m		+8%
Underlying profit before tax**	**£273m**	£237m		+15%
Underlying earnings per share**	**38.1p**	35.8p	***	+6%
Dividends per share	**16.4p**	15.6p	***	+5%

* Before goodwill amortisation and exceptional items

** Before retirement benefits net finance cost, goodwill amortisation and exceptional items

*** Restated for 2003 Rights Issue

HIGHLIGHTS

- **Underlying profit before tax** up 15%**
- **Underlying earnings per share** up 6%*****
- **Free cash flow up 19% at £209m**
- **Consumer Packaging underlying sales, including acquisitions, up 3%**
- **Beverage Packaging underlying operating profit* up 2% despite weak German market**
- **Plastic Packaging underlying operating profit* up 39%**
- **Efficiency and other savings of £30m**
- **Annual dividend increased by 5% to 16.4p*****
- **Rolf Börjesson to become Chairman and Stefan Angwald Chief Executive after AGM**

Commenting on the results, Jeremy Lancaster, Chairman of Rexam, said:
"2003 was another year of strong underlying profit growth for Rexam and the results demonstrate the strength of the Group as a whole. I will leave Rexam at the AGM and Rolf Börjesson will assume the Chairmanship. Under his leadership Rexam has undergone remarkable change and Rexam is now one of the world's top five consumer packaging companies. I can safely say that the company is in very good hands.

We look forward to another good year as the benefits of recent acquisitions begin to

Enquiries

Rexam PLC 020 7227 4100

Rolf Börjesson, Chief Executive
Graham Chipchase, Finance Director
Per Erlandsson, Director Corporate Communications

Financial Dynamics 020 7269 7291

Richard Mountain/David Yates

Rexam PLC will host a results presentation in London at 09:00 (UK time). The slides used in the presentation will be available at 09:00 (UK time) via www.rexam.com and a webcast with a fully synchronised slide and video presentation will be available after 13:00 (UK time).

Rolf Börjesson, Chief Executive, Graham Chipchase, Finance Director and Stephan Angwald, Chief Executive designate will also host a conference call at 14:00 (UK time) to review the Group's results. A live webcast of the conference call will also be available on www.rexam.com.

For details of how to dial into the conference call please contact:
UK and Europe - Financial Dynamics
Richard Mountain +44 20 7269 7291
US - Taylor Rafferty
Abbas Qasim +1 212 889 4350

Editors notes:

Rexam is one of the world's top five consumer packaging groups and the world's leading beverage can maker. Its global operations focus on beverage packaging in metal, glass and plastic, as well as plastic packaging solutions for the beauty, pharmaceutical and food industries around the world. The Rexam Group employs more than 22,000 people in 24 countries worldwide and has an ongoing turnover of approximately £3.3 billion. Rexam is a member of the FTSE 100. Its ordinary shares are listed with the UK Listing Authority and trade on the market for listed securities on the London Stock Exchange under the symbol REX. For further information, visit Rexam's website at www.rexam.com.

CHAIRMAN'S STATEMENT

This is the last time I write to you as Chairman of the Company. I am privileged to have witnessed the transformation of Rexam these last eight years. Little remains of the company I acceded to. Indeed, only a very small fraction of the sales and profits this year come from businesses we held in 1996.

Today Rexam is a focused global consumer packaging company with a robust and dynamic engine, beverage packaging. The major restructuring work has been done and, as reflected in our M&A activities in 2003, future change will be more a matter of extending and/or rationalising our portfolio to strengthen our base for growth.

Overall 2003 was another good year for Rexam and the results underline the strength of the Group as a whole. I will outline the statutory results, in line with current accounting practice, before going on to discuss what we term the underlying results.

GROUP PERFORMANCE

On a statutory basis, Group sales for the period were £3,112m compared with £3,086m in 2002. The analysis of profit by segment on this basis is set out in Business Segment Performance in the Operating and Financial Review. Profit before tax was £5m as against a loss of £87m last year. The resulting basic loss per share was 9.5p compared with a loss of 34.5p in 2002.

The underlying results exclude retirement benefits net finance cost, goodwill amortisation and exceptional items, all of which are considered one-off or non-integral to the operating business. These results provide a clearer indication of Rexam's year on year performance. Underlying profit before tax was up 15% to £273m from £237m while underlying earnings per share rose 6% to 38.1p from 35.8p.

Setting aside the effects of acquisitions, discontinued and disposed businesses and currency, sales were slightly lower. However, Consumer Packaging underlying operating profit rose by 3%. This was due in part to favourable product mix and volume improvements in most of our businesses, and, with acquisitions included, was £333m. Continued efficiency savings this year yielded a further £30m across the Group through our unrelenting Lean Enterprise programme.

We are a cash generative Group and 2003 was another excellent year, with the businesses realising £209m in free cash flow compared with £176m in

2002. The acquisition of the Latasa beverage can business in South America will enable us to maintain our strong cash flow.

There were a number of exceptional items which gave rise to a net loss of £166m before tax. These relate mainly to the disposal of the Healthcare Flexibles Sector after writing back goodwill, as well as costs primarily relating to restructuring in our beverage can and glass operations.

ANOTHER GOOD OVERALL PERFORMANCE IN BEVERAGE PACKAGING

Beverage Packaging accounts for some 83% of our ongoing sales and underlying operating profit and is the engine driving Rexam forward. In 2003, like for like underlying sales and underlying operating profit in Beverage Packaging were down. Including the 2003 acquisitions, underlying sales were up 1% and underlying operating profit rose 2% to £276m from £270m.

The drop in like for like underlying sales and underlying profit can be attributed almost wholly to the situation in Germany following the introduction of a deposit on one way beverage packaging at the start of the year. With no infrastructure to ensure that the deposit system could work, retailers and consumers understandably shied away from one-way containers. We estimate that we lost volumes in Germany equivalent to 1.4bn beverage cans. We acted resolutely to mitigate the loss, mothballing a beverage can plant and rescheduling production, among other actions. This, added to an increase in demand for refillable glass and plastic bottles, helped limit the profit loss.

Germany is an exception and elsewhere in Europe the beverage can market grew at 5% led by Russia, Austria and Turkey, three countries where we have a strong presence.

Continued operational efficiency and good volume mix in the US beverage can operation resulted in another excellent performance from this part of the business.

In glass, the acquisition of two German glass container businesses at the end of 2002 and the start of 2003 transformed Rexam into the market leader in the German glass industry. The integration of the new plants has gone according to plan and cost saving synergies are well ahead of original projections. The German deposit system obliged us to bring forward our restructuring plans and we have announced the closure of three lines to better balance our supply and demand.

STRONG RECOVERY CONTINUES IN PLASTIC PACKAGING

Plastic Packaging embraces products for the beauty, pharmaceutical and food packaging markets. It is an important complement to Beverage Packaging and an area we intend to expand.

2003 was a very good year for Plastic Packaging. Like for like underlying sales improved by 6% and, including acquisitions, were £534m. On a similar basis underlying profit surged 34% to £57m from £41m last year. When acquisitions are included, the increase was 39%. Our beauty dispensing systems bounced back, reflecting the confidence of the market and our customers. The integration of the plastic pharmaceutical packaging business we acquired during 2003 progressed well. The reshaped Plastic Containers business had an encouraging year under its new management team and was boosted by excellent performances from PET bottles and the US food packaging operation.

WELL ON TRACK WITH LEAN ENTERPRISE

Towards the end of 2003 we audited around 25% of our plants to measure the progress of our Lean Enterprise initiatives and to set a baseline against which we can measure further progress. The audit included plant safety and business performance measured against specific Lean Enterprise indicators. The results were most encouraging. We are approaching world class performance in a number of our plants and the savings mentioned earlier clearly demonstrate how Lean Enterprise is integral to the culture of continuous improvement. The remaining plants will be audited in 2004.

DISPOSALS AND ACQUISITIONS

During the year, we made a number of disposals and acquisitions. The disposals are now more associated with rationalisation and restructuring rather than refocusing, while the acquisitions aim to build on our positions in our various market segments.

In June we completed the sale of TBS Engineering, our remaining wholly owned non packaging business and, in October, we divested the Healthcare Flexibles Sector to Amcor Ltd. Healthcare Flexibles was largely a stand alone business within Rexam, and Amcor, which is specifically focused on flexible packaging, is a more appropriate owner for the business. The aggregate proceeds for all disposals including their borrowings were £192m and were used to pay down borrowings. The associated exceptional loss on disposals of businesses was £107m.

When it comes to acquisitions, we consolidated our position further in the German glass market in February with the acquisition of German glass container manufacturer, Lüner Glashüttenwerke GmbH. This acquisition, and that of Nienburger Glas in late 2002, was partially financed through a vendor placing which raised £84m after expenses. In July, we acquired German beverage can maker Nacanco GmbH in Gelsenkirchen to give us greater flexibility and the potential for operational savings when the German market recovers. In August we completed the acquisition of Risdon Pharma, which gave us a leading position in the growing plastic pharmaceutical packaging segment and complemented our existing dispensing systems business.

In November, we acquired 89% of the Brazilian beverage can maker, Latasa SA, for £254m. It made us the No 1 beverage can maker in Brazil, one of the world's largest national markets with an annual consumption of approximately 10bn. It also made us the main beverage can supplier to both the beer and carbonated soft drinks industries in the region. We anticipate up to US$20m in annual synergies by the third year of full ownership.

The acquisition returned us to the position of world leader in beverage cans with a global market share of 23%.

We financed the acquisition largely through a 2 for 11 rights issue in October 2003 which raised £218m after expenses. The issue was fully subscribed.

At the start of 2004 we announced the acquisition of two more glassworks, Moerdijk in the Netherlands and Polglass in Poland, for a total of £39m. They will strengthen our position in Northern Europe as well as our relationship with one of our main beverage customers, Heineken.

RETIREMENT BENEFITS

Rexam has sound long term funding in place for its defined benefit pension schemes. The Board is satisfied that the Group is adequately addressing risk when it comes to the design of the schemes, asset allocations and cash flow. The schemes are under constant scrutiny and prudent funding plans are in place. The principal defined benefit schemes in the UK and US are very mature. More than 90% of eligible participants are either pensioners or deferred pensioners.

In 2003, after a number of years of reduced pension contributions, we increased company contributions to the UK and a number of US plans. The total cash payments in respect of all retirement benefits for the year were £53m.

Full details on Retirement Benefits can be found in the Operating and Financial Review.

CHANGES TO THE BOARD

This year saw the retirement of John Warren as Deputy Chairman and his replacement by Chris Clark, Chief Executive of Johnson Matthey plc. Other changes included the appointment of Graham Chipchase from GKN plc as Rexam's Finance Director, and that of Carl Symon, former Chairman and Chief Executive Officer of IBM UK, who joined us as a non executive director. Francis Labbé resigned to take up the position of Chief Executive with food can manufacturer Impress Packaging.

Stefan Angwald joined the Board in January 2004 as Chief Executive designate. Stefan comes to us from SCA, the international paper, packaging and hygiene products group. With such a background, he clearly understands the dynamics of a manufacturing industry with strong customers and suppliers and brings years of experience in managing multinational businesses. We are delighted that he has joined us at Rexam. He takes over as Chief Executive at the conclusion of the Annual General Meeting 2004.

FURTHER DIVIDEND IMPROVEMENT

For the year 2003, the Board is proposing a final dividend payment of 9.58p per ordinary share. This will mean 16.40p for the year, which is an increase of 5% on last year, as restated for the rights issue. Subject to shareholder approval at the Annual General Meeting 2004, the dividend will be paid on 1 June 2004 to holders of ordinary shares registered on 14 May 2004.

LOOKING FORWARD

Rexam has undergone remarkable change. The business today is unrecognisable from the one that I came into in 1996, not just in substance but in culture and attitude as well. We have had to embrace huge change and I am full of admiration for what has been achieved and the way in which it has been achieved. A clear vision allied to tireless management and leadership have piloted us through the potentially treacherous waters. I would also like to take this opportunity to thank all employees. Their commitment and enthusiasm have contributed greatly to the progress of Rexam.

I hand over the Chairmanship to Rolf Börjesson, a man who needs no introduction. Under his leadership, Rexam has become one of the world's top

the global consumer packaging industry will be of enormous benefit as the Company continues to grow. We have naturally been fully conscious of the corporate governance related concerns of a Chief Executive becoming Chairman. However, Rexam is still a relatively young company and the Board feels that continuity is vital at this stage of its development.

OUTLOOK

I can safely say that Rexam is in very good hands. The succession has been well planned and executed. We can look forward to another good year as the benefits of the recent acquisitions begin to take effect. I wish the Company, its employees and its shareholders good fortune and continued success in the future.

Jeremy Lancaster
Chairman
4 March 2004

OPERATING AND FINANCIAL REVIEW

GROUP PERFORMANCE

The summary Group profit and loss accounts for 2003 and 2002 are shown below:

	Underlying business performance † £m	Retirement benefits net finance cost £m	Goodwill amortisation £m	Exceptional items £m	Total statutory £m
2003					
Underlying sales	**3,186**				**3,186**
Sales of associates	**-**				**(74)**
Sales	**3,186**				**3,112**
Operating profit	**346**	**-**	**(70)**	**(59)**	**217**
Non operating exceptional items	**-**	**-**	**-**	**(107)**	**(107)**
Interest and other finance costs	**(73)**	**(32)**	**-**	**-**	**(105)**
Profit before tax	**273**	**(32)**	**(70)**	**(166)**	**5**
Profit/(loss) after tax	**195**	**(21)**	**(70)**	**(145)**	**(41)**
Basic earnings per share (p)					**(9.5)**
Diluted earnings per share (p)					**(9.5)**
Underlying earnings per share (p)	**38.1**				
Dividends per share (p)					**16.4**
2002 – restated*					
Underlying sales	3,160				3,160
Sales of associates	-				(74)
Sales	3,160				3,086
Operating profit	320	-	(68)	-	252
Non operating exceptional items	-	-	-	(210)	(210)
Interest and other finance costs	(83)	(11)	-	(35)	(129)
Profit/(loss) before tax	237	(11)	(68)	(245)	(87)
Profit/(loss) after tax	171	(7)	(68)	(247)	(151)
Basic earnings per share (p)					(34.5)
Diluted earnings per share (p)					(34.5)
Underlying earnings per share (p)	35.8				
Dividends per share (p)					15.6

† Underlying business performance is the primary performance measure used by management. Management believes that exclusion of retirement benefits net finance cost, goodwill amortisation and exceptional items aids comparison of underlying performance.

* The results for the year ended 31 December 2002 have been restated following the adoption of FRS17 "Retirement benefits" and for the 2003 Rights Issue. The background to, and impact of these restatements, are

Following the adoption of FRS17, there has been a significant change to the way in which retirement benefits have been accounted for. This is discussed in detail in the Retirement Benefits section. There have also been a number of exceptional items in the second half of the year and these are explained in the Exceptional items section.

The discussion of the results set out in the sections of this Review on Group Performance, Business Segment Performance, Retirement Benefits, Interest and Tax is based on the first column of the above tables, "Underlying business performance". It is considered that by adjusting for volatile items, such as the retirement benefits net finance cost and exceptional items, and for non operating items, such as goodwill amortisation, that the underlying figures provide a better comparison of the Group's performance. On the same basis it is considered, for comparison, that underlying sales should include sales of associates. A summary of underlying business performance is set out below.

Underlying business performance:

	2003 £m	2002 £m	Change %
Underlying sales	**3,186**	3,160	1
Underlying operating profit	**346**	320	8
Interest	**(73)**	(83)	12
Underlying profit before tax	**273**	237	15
Tax	**(78)**	(66)	(18)
Underlying profit after tax	**195**	171	14
Underlying earnings per share (p)	**38.1**	35.8	6

Operations during the year have been resilient with underlying profits and earnings up significantly from last year. Beverage Packaging, despite having to cope with a dramatic drop in underlying sales in Germany, turned in a creditable performance. Plastic Packaging has had an exceptional year, improving its underlying operating profit by £15m to £57m and recording an underlying return on sales of 10.7%, up from 8.6% in 2002.

Highlights of the Group performance over the last five years are shown in Appendix A.

The tables below, showing underlying sales and underlying operating profit, compare the ongoing Consumer Packaging segments on a consistent basis. This basis excludes disposals and discontinued businesses but includes prior year acquisitions on a full year basis, by adding their pre-acquisition results (shown as 'Acquisitions 2002'), and highlights currency fluctuations arising on translation.

Underlying sales

		Consumer Packaging	
	Total £m	Beverage £m	Plastics £m
Underlying sales reported in 2002	3,160		
Disposals in 2002	(296)		
Consumer Packaging 2002 reported in 2003	2,864	2,375	489
Acquisitions 2002	110	108	2
Currency fluctuations	(13)	(12)	(1)
Consumer Packaging 2002 pro forma basis	**2,961**	**2,471**	**490**
Acquisitions 2003	89	73	16
Change in underlying sales	(13)	(41)	28
Consumer Packaging reported in 2003	**3,037**	**2,503**	**534**
Disposals in 2003	149		
Underlying sales reported in 2003	3,186		

Underlying sales, excluding currency fluctuations, on a comparable basis showed a small decline. The introduction of a deposit system on all one-way beverage packaging in Germany during 2003 had a significant effect on beverage packaging volumes in that country. As a consequence, Rexam's underlying sales were reduced by approximately £65m compared with the prior year. Adjusting for this factor as well as currency, underlying sales would have shown an increase of just under 2%. Consistent with the first half trading, underlying sales in all Sectors, except the European beverage can business, were ahead of prior year. In particular, it is encouraging to report that underlying sales in the Beauty & Pharma sector have recovered well following the decline post "September 11" and were ahead of last year by about 6%.

Underlying operating profit

	Total	Consumer Packaging	
		Beverage	Plastics
	£m	£m	£m
Underlying operating profit 2002 - *restated*	320		
Disposals in 2002	(16)		
Consumer Packaging 2002 reported in 2003	304	262	42
Acquisitions 2002	7	7	-
Currency fluctuations	-	1	(1)
Consumer Packaging 2002 pro forma basis	**311**	**270**	**41**
Acquisitions 2003	13	11	2
Change in underlying operating profit	9	(5)	14
Consumer Packaging reported in 2003	**333**	**276**	**57**
Disposals in 2003	13		
Underlying operating profit reported in 2003	346		
Analysis of the change in underlying operating profit:			
Price changes	25	24	1
Cost changes	(39)	(28)	(11)
Price and cost changes	(14)	(4)	(10)
Volume/mix increases	13	2	11
Efficiency and other savings	30	21	9
Downturn in Germany and downtime due to conversion of Spanish lines	(20)	(24)	4
	9	(5)	14

Underlying operating profit, after taking into account acquisitions, disposals and currency movements, increased by £9m (3%). The combination of volume and efficiency savings helped offset the effect of the German deposit system and the start up in the Spanish beverage can operation following its conversion to steel, which together accounted for a reduction of £20m.

EXCHANGE RATES

The principal exchange rates used in the Preliminary Announcement are:

	2003 Average	2003 Closing	2002 Average	2002 Closing
US dollar	**1.63**	**1.77**	1.50	1.60
Euro	**1.45**	**1.42**	1.59	1.56

The average exchange rates are used for consolidating the profit and loss and cash flows of overseas subsidiaries, whereas the closing exchange rates are used to consolidate their balance sheets and to translate other non sterling assets and liabilities into sterling.

Profit and loss account

The principal currencies that affect Rexam's results are the US dollar, which weakened significantly against sterling during the year, and the euro, which strengthened and therefore offset the weakness in the US dollar.

The net effect of currency caused underlying sales to be reduced by £13m whilst underlying operating profit was unchanged, compared with the previous year. The movement in exchange rates had the following impact on translation into sterling for underlying sales and underlying operating profit in 2003:

	Underlying sales £m	Underlying operating profit £m
US dollar	(114)	(14)
Euro	80	12
Other currencies	21	2
	(13)	-

Looking forward into 2004, the US dollar has continued to weaken substantially. It is Rexam's policy to buy aluminium forward in US dollars for the European beverage can business and to hedge the resulting currency exposure to secure its cost levels against expected selling prices. Because of this, the impact of recent movements in the US dollar exchange rate compared with the euro is not likely to have a material beneficial transaction impact on

However, in 2004 the effect of translating into sterling the results of businesses based in the US and those which have the US dollar as their functional currency, will be to reduce the sterling value of both underlying sales and underlying operating profits. The exposure to changes in the US dollar exchange rate has increased with the acquisition of Latasa. The precise impact cannot be ascertained until the average exchange rates for 2004 have been calculated. However, based on 2003 results, it is estimated that a 10 cent change in the principal currencies would have the following impact:

	Underlying sales £m	Underlying operating profit £m	Underlying profit before tax £m
US dollar	80	10	8
Euro	60	9	6

Balance sheet

Although most of the Group's borrowings are denominated in US dollars and euros, currency movements in the year have had little impact on net borrowings overall, owing to the offsetting nature of the changes in the US dollar and euro exchange rates. The weakness of the US dollar reduced net borrowings by approximately £50m whilst the strength of the euro increased them by approximately £70m. Similarly, changes in currency increased net equity by £5m, as shown in the statement of total recognised gains and losses.

BUSINESS SEGMENT PERFORMANCE

All the disposals, businesses for sale and discontinued operations are grouped together under disposals.

	Underlying sales £m	Underlying operating profit £m	Underlying return on sales %	Profit before interest, other finance costs and tax £m
2003				
Beverage Packaging	**2,503**	**276**	**11.0**	**166**
Plastic Packaging	**534**	**57**	**10.7**	**38**
Consumer Packaging	**3,037**	**333**	**11.0**	**204**
Disposals	**149**	**13**		**(94)**
	3,186	**346**	**10.9**	**110**
2002				
Beverage Packaging	2,375	262	11.0	209
Plastic Packaging	489	42	8.6	30
Consumer Packaging	2,864	304	10.6	239
Disposals	296	16		(197)
	3,160	320	10.1	42

The improvement in underlying margins to 11.0% for Consumer Packaging in 2003, up from 10.6% in 2002, represents a solid performance and underlines the strength of the Group as a whole, with the negative impact of the German deposit system being compensated by other businesses in the portfolio.

The following table shows the sustained progress achieved over the last four half years for Consumer Packaging.

	Underlying sales £m	Underlying operating profit £m	Return on sales %
First half 2002	1,463	149	10.2
Second half 2002	1,401	155	11.1
First half 2003	1,497	157	10.5
Second half 2003	1,540	176	11.4

Beverage Packaging

	2003	2002
Underlying sales (£m)	**2,503**	2,375
Underlying operating profit (£m)	**276**	262
Return on sales (%)	**11.0**	11.0

Beverage Packaging increased its underlying sales and underlying profit whilst maintaining its margin at 11%. The majority of the increases can be attributed to the acquisitions in the glass and beverage can businesses (sales £181m and profit £18m). Beverage Packaging continues to focus on efficiency savings and benefited from synergies through the integration of the glass acquisitions in Germany and further rationalisation of its manufacturing operations.

The introduction of a deposit on one way beverage packaging in Germany, and to a much lesser extent the conversion to steel in Spain, affected the overall performance of Beverage Packaging, reducing underlying sales and underlying operating profit by £73m and £24m respectively. The situation in Germany is being carefully monitored and, as far as possible, capacity at our plants is being utilised to support growth in other regions. However, owing to continued uncertainty in the German market, it has been necessary to reduce production capacity in the short term and take an impairment charge against fixed assets. This is covered in 'Exceptional items' below.

The performance of the beverage can business in the Americas was strong in local currency, despite a challenging market in Brazil where local currency devaluation reduced pricing. The newly acquired business, Latasa, had a good first month in Rexam, benefiting from strong sales volumes. At the end of 2003 Rexam announced the closure of an end manufacturing plant in the US to improve cost competitiveness.

The Glass business grew substantially on the back of acquisitions in Germany and better trading in Northern Europe. The introduction of the German deposit system initially benefited the business as demand for refillable beverage containers increased, offsetting a decline in one-way containers. The acquisitions in Germany, Nienburger Glas and Lüner Glas, delivered £3m of synergies, ahead of expectations, following their successful integration. The cost of the restructuring, some £7m, has been taken as an exceptional charge in the year.

Plastic Packaging

	2003	2002
Underlying sales (£m)	**534**	489
Underlying operating profit (£m)	**57**	42
Return on sales (%)	**10.7**	8.6

Following the sale of the Healthcare Flexibles Sector in October, Plastic Packaging now comprises the Beauty & Pharma and the Plastic Containers Sectors. The acquisition of Risdon Pharma in August 2003 has given Rexam more business in the pharmaceutical market and the operating name of the sector has been changed to reflect this.

Plastic Packaging had an excellent year. Underlying sales and underlying operating profit were up by 9% and 36% respectively and operating margins are approaching 11%. Acquisitions increased underlying sales and underlying operating profit by £18m and £2m respectively. The Beauty businesses enjoyed better trading conditions following the severe downturn experienced in 2002. The US beauty pumps business, acquired in 2002, and the plastic pharmaceutical packaging businesses, acquired in 2003, both performed in line with our expectations.

The Petainer business, which manufactures refillable PET and PEN bottles, achieved a substantial increase in underlying sales and underlying profit as a consequence of higher demand for refillable containers in Germany. The thin wall plastics business in the US was also able to benefit from additional volumes of food trays. The performance of a number of the thin wall plastics businesses in Europe was less encouraging and action is being taken to address the situation. It was necessary to take an impairment charge against their fixed assets. This is further discussed in 'Exceptional items' below.

RETIREMENT BENEFITS

The Group has adopted FRS17 in preparing the Accounts. Accordingly the results for 2002 have been restated. In the context of the profit and loss account, given that the regular cost under SSAP24 and the service cost under FRS17 are broadly similar in size, in effect, the credit to underlying operating profit arising under SSAP24 has been replaced by a net finance cost as illustrated below.

	2003 £m
Underlying operating profit	**346**
Interest	**(73)**
Underlying profit before tax	**273**
FRS17 net finance cost	**(32)**
Underlying profit before tax after FRS17 net finance cost	**241**

	2002 Originally reported £m	2002 FRS17 restatement £m	2002 Restated £m
Underlying operating profit before SSAP24 credit	320	-	320
SSAP24 interest/variation credit	37	(37)	-
Underlying operating profit	357	(37)	320
Interest	(83)	-	(83)
Underlying profit before tax and FRS17 net finance cost	274	(37)	237
FRS17 net finance cost	-	(11)	(11)
Underlying profit before tax after FRS17 net finance cost	274	(48)	226

The FRS17 net finance cost for 2003 was £32m and is based on the market value of the retirement benefit assets and liabilities as at 31 December 2002.

The FRS17 net finance cost is analysed as follows:

	2003 £m	2002 £m
Defined benefit pension schemes:		
Expected return on scheme assets	**125**	155
Interest on scheme liabilities	**(138)**	(149)
	(13)	6
Retiree medical:		
Interest on liabilities	**(19)**	(17)
Net finance cost	**(32)**	(11)

The increase in the net finance cost compared with last year is due to weak global equity markets, which reduced the value of assets, and lower interest rates, which increased the value of liabilities, at 31 December 2002.

The net finance cost for 2004 is estimated to be £28m and, since it is based on market values and interest rates at 31 December 2003, it is broadly fixed. To give an idea of the sensitivity of the assumptions used under FRS17, all other things remaining equal, a 0.5% change in both UK and US long term interest rates used to value bonds and to discount liabilities would result in a change to shareholders' funds of approximately £115m. It would also change the service cost and the net finance cost in a full year each by approximately £3m, with higher interest rates generating a gain to shareholders' funds and a lower service cost and net finance cost. Similarly, given that over 45% of Rexam Group pension scheme assets are invested in equities, a 10% change in global equity markets would result in a change to shareholders' funds of approximately £70m. The net finance cost charge in a full year would change by approximately £8m, with higher equity values generating a gain to shareholders' funds and a lower net finance cost.

There has also been a significant change to the 2002 balance sheet. As previously reported, the impact of the restatement has reduced shareholders' funds by £424m as at 31 December 2002. Under FRS17, changes to the actuarial value of retirement benefits at the balance sheet date are shown in the statement of total recognised gains and losses. At 31 December 2003, these changes further reduced shareholders' funds by £79m.

The actuarial changes in the year are detailed below:

	£m	£m
Defined benefit schemes:		
Scheme assets – returns higher than expected	117	
Experience losses	(18)	
Scheme liabilities – lower discount rates	(199)	
		(100)
Retiree medical:		
Experience gains	14	
Scheme liabilities – lower discount rates	(37)	
		(23)
Actuarial change before tax		(123)
Deferred taxation		44
Changes in actuarial valuations after tax		(79)

The actuarial changes are primarily a consequence of reductions in the interest rates used to discount liabilities: from 5.50% to 5.40% in the UK and from 6.75% to 6.00% in the US. This was offset by higher than expected equity values as at 31 December 2003. Experience gains and losses relate to the differences between original actuarial assumptions and the actual outcome or latest assumptions.

As previously reported, Rexam has increased its ongoing cash contributions to the defined benefit pension schemes in 2003. The total cash payments in respect of retirement benefits for the year are set out below.

	2003 £m	2002 £m
Defined benefit pension schemes	**16**	9
Other pension schemes	**4**	4
Retiree medical	**23**	23
	43	36
Exceptional payment	**10**	-
Total cash payments	**53**	36

The exceptional payment was in respect of a defined benefit arrangement which requires assets to be maintained at a fixed percentage of liabilities. The assets in the scheme have been switched from equities into bonds and therefore no further exceptional payments are expected to be required. It is expected that the cash payments in 2004 will be similar to the total cash payments in 2003.

INTEREST

Interest charged in the year was £73m, a reduction of £10m from 2002. This is attributable to lower average borrowings as a result of the disposal programme and lower short term interest rates. At 31 December 2003 around 64% of net borrowings are at fixed rates and 36% at floating rates. The average interest rate during the year was 5.2%.

Interest cover, based on underlying operating profit, at 4.7 times is comfortably above the Group's long term parameter, which is to maintain interest cover above 4 times.

TAX

The tax charge for the year was £78m (28.6%) on underlying profit (2002: £66m (27.8%)). It is currently expected that the percentage charge will be higher in 2004 and likely to increase to around 31% by 2005, moving towards the overall tax rates in the regions in which the Group operates.

Tax payments in the year were £39m compared with £28m in the previous year, representing 50% and 42% respectively of the tax charge on underlying operations. Payments in both years were reduced by utilisation of tax losses and by repayments received following settlement of prior year tax assessments. In the next few years it is expected that the cash tax paid will be about 80 to 90% of the profit and loss account charge.

EXCEPTIONAL ITEMS

There were a number of exceptional items during 2003.

	£m	£m
(Charged)/credited against operating profit:		
Fixed asset impairments	**(50)**	
Reorganisation costs	**(15)**	
Recovery of debtor previously written off	**6**	
		(59)
Profit on businesses sold	**55**	
Capitalised goodwill written off	**(1)**	
	54	
Goodwill previously eliminated against reserves	**(161)**	
Disposal of businesses		**(107)**
Tax		**21**
Total exceptional items after tax		**(145)**

Trading exceptional items

The exceptional charges with respect to fixed asset impairments relate mainly to the beverage can trading situation in Germany, the closure of an end manufacturing plant in the US and to low returns by a number of the thin wall plastics businesses in Europe. In Germany, as discussed under 'Group Performance' previously, it has been necessary to cut back production. This necessitated a write down of goodwill associated with Nacanco GmbH, the recently acquired beverage can business. Part of the European thin wall plastics business experienced difficult trading conditions and it became evident that the value of their fixed assets had been impaired. Action is being taken to address this situation.

The restructuring costs were incurred on the integration of the German glass acquisitions, the closure of an end manufacturing plant in the US and on the acquisition of Latasa in Brazil. These charges were offset by the recovery of an amount due from a debtor previously written off.

Non-trading exceptional items - disposal of businesses

The loss on disposal of businesses principally relates to the sale of the Healthcare Flexibles Sector in October 2003. A substantial amount of goodwill, previously eliminated against reserves, is attributed to the disposed businesses and, in accordance with accounting standards, was written off. This goodwill write off has no impact on shareholders' funds or cash flow. In addition, it was necessary to make a provision against proceeds from a prior year disposal which was received in the form of loan notes. This, together with proceeds received in the year, reduced outstanding deferred consideration for disposals to £4m.

EARNINGS PER SHARE

The basic earnings per share for the Group was negative at 9.5p per share (2002: negative 34.5p). This includes the exceptional profits and losses arising from restructuring, impairment and the sale of businesses. The growth in underlying earnings per share has been robust, up from 35.8p in 2002 to 38.1p in 2003, an increase of 6%.

(Loss)/earnings per share:	2003 pence	2002 restated * pence	2002 reported pence
Basic	**(9.5)**	(34.5)	(29.4)
Underlying	**38.1**	35.8	38.1
Underlying including retirement benefits net finance cost	**33.8**	34.3	44.1
Average number of shares (millions)	**496**	458	428

* Restated for FRS17 "Retirement benefits" and for the 2003 Rights Issue.

The average number of shares has been increased by approximately 7%, 30m shares, to reflect the bonus factor inherent in the 2003 Rights Issue. The same adjustment factor was also applied to reduce the reported dividend per share for 2002 from 16.7p to 15.61p per share.

DIVIDEND AND DIVIDEND POLICY

This year the Board is recommending a final dividend of 9.58p per share bringing the total dividend for the year to 16.40p per share (as restated), an improvement of 5% over 15.61p per share in 2002 (as restated). This is in line with Rexam's policy to increase the dividend payout by about 5% per annum on the assumption that the financial resources are available and that earnings growth continues as expected. The dividend is covered 2.0 times (2002: 2.1 times) by attributable profit before goodwill amortisation and exceptional items.

CASH FLOW

Free cash flow for the year was an inflow of £209m compared with an inflow of £176m in 2002. Whilst this is an excellent achievement it should be noted that capital expenditure was somewhat below normal levels. In addition working capital includes a one time benefit from newly acquired glass businesses and tax payments continue to benefit from refunds and tax losses generated in prior years. The working capital outflow of £26m in the year included a £13m outflow arising from the cancellation of the US debtor securitisation programme.

There were two equity issues during the year. In January 2003 a share placing, to partly fund the German glass acquisitions, raised £84m after expenses and in November 2003 a rights issue, to partly fund the acquisition of Latasa SA, raised £218m after expenses. In addition, shares at a value of £5m were issued to satisfy the exercise of options under share option schemes.

	2003 £m	2002 £m
Cash flow from operating activities before change in working capital	**517**	463
Change in working capital	**(26)**	(12)
Cash flow from operating activities	**491**	451
Capital expenditure (net)	**(159)**	(164)
Purchase of fixed asset investments	**(13)**	(14)
Interest, non equity and associate dividends and tax	**(110)**	(97)
Free cash flow	**209**	176
Equity dividends	**(76)**	(70)
Business cash flow	**133**	106
Acquisitions (including loan to associate in 2002)*	**(428)**	(141)
Disposals (including repayment of loan to associate in 2003)**	**192**	56
Exceptional financing item	**-**	(35)
Cash flow including borrowings acquired and disposed	**(103)**	(14)
Exchange fluctuations	**(15)**	15
Amortisation of financing fees	**(3)**	(7)
Share capital changes (net of costs)	**307**	12
Net borrowings at the beginning of the year	**(1,355)**	(1,361)
Net borrowings at the end of the year	**(1,169)**	(1,355)

* Includes net borrowings acquired of £176m (2002: £30m)

Capital expenditure

Gross capital expenditure for the year was £165m, while net expenditure after asset disposals was £159m. On a gross basis, spending was lower than in prior years, an investment rate of 96% of depreciation. The expenditure on new and converted beverage can lines in Russia and Spain was completed during the year. However, the situation in Germany and delays in the timing of certain projects reduced capital expenditure below depreciation in 2003. It is anticipated that expenditure in 2004 will be between 1.00 and 1.10 times the level of depreciation.

	2003	2002	2001
Capital expenditure (£m)	**165**	173	180
Depreciation (£m)	**171**	148	164
Ratio (times)	**0.96**	1.17	1.10

Acquisitions

In 2003 expenditure on acquisitions, including borrowings assumed totalled £428m as set out below:

	£m
Latasa	254
Risdon Pharma	86
Nacanco	34
Lüner Glas	29
Minority interest in Rexam Der Kwei	13
Nienburger Glas – additional consideration	7
Other	5
	428

The principal transaction completed in the year was the acquisition in November 2003 of 89% of Latasa SA, the leading beverage can manufacturer in Brazil. In July 2003 the Group acquired the shares in Nacanco GmbH and procured the repayment of investor loan notes at a combined cost of £3m while assuming £31m of net borrowings. These borrowings were principally loans due to Rexam and were subsequently refinanced and repaid within the Group. Other transactions within Beverage Packaging were the acquisition of Lüner Glas GmbH in February 2003

together with the final payment for Nienburger Glas GmbH acquired in November 2002. In August 2003 Risdon Pharma Devices was acquired providing Rexam with a leading position in a growth segment in Plastic Packaging. The remaining 33% of Rexam Der Kwei, a beauty business based in the Far East, was acquired in May 2003.

Disposals

The principal disposals completed in the year were the Healthcare Flexibles Sector in October 2003 for £135m and TBS Engineering in June 2003 for £24m, including their net borrowings. In addition, proceeds were received in respect of prior year disposals amounting to £33m, after deducting costs.

BALANCE SHEET AND BORROWINGS

	2003 £m	2002 restated* £m
Intangible fixed assets	**1,195**	1,154
Retirement benefits net of deferred tax	**(496)**	(406)
Other net assets	**1,292**	1,160
	1,991	1,908
Shareholders' funds	**803**	544
Minority interests	**19**	9
Net borrowings	**1,169**	1,355
	1,991	1,908
Gearing (%)	**142**	245
Interest cover (times)**	**4.7**	3.9
Net borrowings/EBITDA (times)**	**2.3**	2.9
Free cash flow/net borrowings (%)	**18**	13

* Restated for FRS17 "Retirement benefits"

** Based on underlying operating profit

As discussed under Retirement Benefits above, shareholders' funds were reduced by £424m due to the impact of the FRS17 restatement. Consequently, gearing at 31 December 2002 increased substantially from 139% as reported to 245%. During the year net borrowings fell by £186m to

£1,169m at 31 December 2003 as a result of strong cash flows and proceeds from equity issues.

The Group's principal borrowing facilities comprise bonds issued under its Global Medium Term Note ("MTN") programme and a €1.4bn syndicated bank facility. The maturity profile of Rexam's borrowings has materially improved since the MTN programme was set up. By diversifying its funding sources and borrowing to a range of maturity dates, Rexam has considerably reduced its refinancing risk.

INTERNATIONAL ACCOUNTING STANDARDS

In June 2002, the Council of the European Union adopted a regulation requiring listed companies in its Member States to prepare their consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS") from 2005. The first Rexam Annual Accounts prepared under IFRS will be those for the year ending 31 December 2005. The first financial results announcement prepared in accordance with IFRS will be that for the first half of 2005.

The Group's project to convert its financial reporting from UK GAAP to IFRS is progressing well. A training programme is in the process of being rolled out to all finance staff worldwide. Planning for the collection of historical data, which will provide the comparative information under IFRS in 2005, is well advanced.

SUMMARY

The 2003 performance demonstrates the strength of the Rexam Group as a whole. Beverage Packaging returned another robust performance, despite Germany. Plastic Packaging made a strong come back and Group free cash flow continued to be excellent.

Rolf Börjesson
Chief Executive

Graham Chipchase
Finance Director

4 March 2004

APPENDIX A

HISTORIC PERFORMANCE

The following table shows the Group's underlying historic performance before retirement benefits net finance cost, goodwill amortisation and exceptional items.

	2003	2002	2001	2000	1999
Underlying sales (£m)	**3,186**	3,160	3,488	2,784	2,389
Underlying operating profit (£m)	**346**	320	300	243	215
Underlying earnings per share (p)	**38.1**	35.8	28.3	25.8	26.6

1999 to 2002 have been restated to exclude the SSAP24 interest/variation credit.
For 1999 to 2002 it has been assumed that the regular cost under SSAP24 is broadly similar to the service cost under FRS17.
Underlying earnings per share have been restated for the 2003 Rights Issue.
1999 and 2000 have not been restated for FRS19 "Deferred Tax".

Much of the increased profitability has resulted from acquisitions, principally PLM and ANC, price rises in the North American beverage can business and from efficiency programmes that have been implemented throughout the Group. Over the past five years the Group has achieved strong cash flows and has returned substantial funds to shareholders by way of dividends.

	Free cash flow £m	Ordinary dividends £m	Business cash flow* £m	Dividends per share*** pence
1999	110	(56) **	54	13.8
2000	105	(59)	46	14.1
2001	200	(60)	140	14.9
2002	176	(70)	106	15.6
2003	**209**	**(76)**	**133**	**16.4**
	800	(321)	479	

* Before acquisitions and disposals
** Adjusted for delayed dividend payments
*** Restated following 2003 Rights Issue

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the year ended 31 December 2003

	Underlying business performance £m	Retirement benefits net finance cost (Note 3) £m	Underlying business performance after retirement benefits net finance cost £m	Goodwill amortisation £m	Exceptional items (Note 4) £m	Total statutory £m
Turnover						
Continuing operations	2,963	-	2,963	-	-	2,963
Acquisitions	89	-	89	-	-	89
	3,052	-	3,052	-	-	3,052
Discontinued operations	134	-	134	-	-	134
	3,186	-	3,186	-	-	3,186
Turnover of associates	(74)	-	(74)	-	-	(74)
	3,112	-	3,112	-	-	3,112
Operating expenses						
Continuing operations	(2,568)	-	(2,568)	(68)	(25)	(2,661)
Acquisitions	(76)	-	(76)	(2)	(34)	(112)
	(2,644)	-	(2,644)	(70)	(59)	(2,773)
Discontinued operations	(122)	-	(122)	-	-	(122)
	(2,766)	-	(2,766)	(70)	(59)	(2,895)
Operating profit/(loss)						
Continuing operations	315	-	315	(68)	(25)	222
Acquisitions	13	-	13	(2)	(34)	(23)
Continuing operating profit excluding share of profits of associates	328	-	328	(70)	(59)	199
Share of profits of associates	6	-	6	-	-	6
Continuing operating profit including share of profits of associates	334	-	334	(70)	(59)	205
Discontinued operations	12	-	12	-	-	12
	346	-	346	(70)	(59)	217
Disposal of businesses	-	-	-	-	(107)	(107)
Profit on ordinary activities before interest and other finance costs	346	-	346	(70)	(166)	110
Interest	(73)	-	(73)	-	-	(73)
Other finance costs	-	(32)	(32)	-	-	(32)
Profit/(loss) on ordinary activities before tax	273	(32)	241	(70)	(166)	5
Tax on ordinary activities	(78)	11	(67)	-	21	(46)
Profit/(loss) on ordinary activities after tax	195	(21)	174	(70)	(145)	(41)
Equity minority interests						(1)
Loss for the financial year						(42)
Preference dividends on non equity shares						(5)
Loss attributable to ordinary shareholders						(47)
Ordinary dividends on equity shares (Note 5)						(84)
Retained loss for the financial year						(131)
Earnings/(loss) per ordinary share (pence) (Note 6)						
Basic						(9.5)
Diluted						(9.5)
Underlying	38.1		33.8			

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the year ended 31 December 2002 - Restated

	Underlying business performance £m	Retirement benefits net finance cost £m	Underlying business performance after retirement benefits net finance cost £m	Goodwill amortisation £m	Exceptional items (Note 4) £m	Total statutory £m
Turnover						
Continuing operations	2,894	-	2,894	-	-	2,894
Discontinued operations	266	-	266	-	-	266
	3,160	-	3,160	-	-	3,160
Turnover of associates	(74)	-	(74)	-	-	(74)
	3,086	-	3,086	-	-	3,086
Operating expenses						
Continuing operations	(2,517)	-	(2,517)	(68)	2	(2,583)
Discontinued operations	(249)	-	(249)	-	(2)	(251)
	(2,766)	-	(2,766)	(68)	-	(2,834)
Operating profit						
Continuing operating profit excluding share of profits of associates	299	-	299	(68)	2	233
Share of profits of associates	6	-	6	-	-	6
Continuing operating profit including share of profits of associates	305	-	305	(68)	2	239
Discontinued operations	15	-	15	-	(2)	13
	320	-	320	(68)	-	252
Loss on fixed assets	-	-	-	-	(2)	(2)
Disposal of businesses	-	-	-	-	(208)	(208)
Profit on ordinary activities before interest and other finance costs	320	-	320	(68)	(210)	42
Interest	(83)	-	(83)	-	-	(83)
Other finance costs	-	(11)	(11)	-	(35)	(46)
Profit/(loss) on ordinary activities before tax	237	(11)	226	(68)	(245)	(87)
Tax on ordinary activities	(66)	4	(62)	-	(2)	(64)
Profit/(loss) on ordinary activities after tax	171	(7)	164	(68)	(247)	(151)
Equity minority interests						(2)
Loss for the financial year						(153)
Preference dividends on non equity shares						(5)
Loss attributable to ordinary shareholders						(158)
Ordinary dividends on equity shares (Note 5)						(74)
Retained loss for the financial year						(232)
Earnings/(loss) per ordinary share (pence) (Note 6)						
Basic						(34.5)
Diluted						(34.5)
Underlying	35.8		34.3			
Dividends per ordinary share (pence) (Note 5)						15.61

CONSOLIDATED BALANCE SHEET
As at 31 December

	2003 £m	2002 Restated £m
Fixed assets		
Intangible assets	**1,195**	1,154
Tangible assets	**1,262**	1,122
Investments in associates	**31**	32
Other investments	**38**	41
	2,526	2,349
Current assets		
Stocks	**339**	315
Debtors receivable within one year	**452**	392
Less: proceeds from securitised debtors	**-**	(13)
	452	379
Debtors receivable after more than one year	**97**	130
Marketable securities and money market deposits	**29**	20
Cash at bank and in hand	**41**	54
	958	898
Creditors: amounts falling due within one year		
Borrowings	**(218)**	(100)
Other creditors	**(705)**	(649)
	(923)	(749)
Net current assets	**35**	149
Total assets less current liabilities	**2,561**	2,498
Creditors: amounts falling due after more than one year		
Borrowings	**(1,021)**	(1,329)
Other creditors	**(108)**	(98)
	(1,129)	(1,427)
Provisions for liabilities and charges	**(114)**	(112)
Net assets before retirement benefits	**1,318**	959
Retirement benefits (net of deferred tax) (Note 3)	**(496)**	(406)
Net assets including retirement benefits	**822**	553
Capital and reserves		
Ordinary equity called up share capital	**352**	280
Non equity called up share capital	**89**	89
Share premium account	**735**	500
Capital redemption reserve	**279**	279
Profit and loss reserve	**(652)**	(604)
Shareholders' funds	**803**	544
Equity minority interests	**19**	9
Total capital and reserves	**822**	553

CONSOLIDATED CASH FLOW STATEMENT
For the year ended 31 December

	2003 £m	2002 £m
Cash flow from operating activities	**491**	451
Dividends from associates	**2**	-
Returns on investments and servicing of finance:		
Interest received	**11**	22
Interest paid	**(76)**	(83)
Interest element of finance leases	**(3)**	(3)
Exceptional financing item	**-**	(35)
Dividends paid to non equity shareholders	**(5)**	(5)
	(73)	(104)
Tax paid	**(39)**	(28)
Capital expenditure and financial investment:		
Purchase of tangible fixed assets	**(165)**	(173)
Purchase of fixed asset investments	**(13)**	(14)
Sale of *tangible fixed assets*	**2**	4
Sale of properties surplus to requirements	**4**	5
	(172)	(178)
Acquisitions and disposals:		
Purchase of businesses	**(252)**	(110)
Sale of businesses	**155**	45
Loan to associate	**1**	(1)
	(96)	(66)
Equity dividends paid to ordinary shareholders	**(76)**	(70)
Cash flow before management of liquid resources and financing	**37**	5
Management of liquid resources:		
Repayment of marketable securities and money market deposits	**13**	2
Financing:		
Issue of *ordinary equity share capital*	**314**	12
Expenses on issue of ordinary equity share capital	**(7)**	-
Issue of medium term notes	**172**	583
Repayment of loans	**(532)**	(639)
Capital element of finance leases	**(10)**	-
	(63)	(44)
Decrease in cash	**(13)**	(37)

RECONCILIATION OF OPERATING PROFIT TO CASH FLOW FROM OPERATING ACTIVITIES

	2003 Continuing operations £m	2003 Discontinued operations £m	2003 Total £m	2002 Continuing operations Restated £m	2002 Discontinued operations Restated £m	2002 Total Restated £m
Operating profit	**205**	**12**	**217**	239	13	252
Depreciation	**165**	**6**	**171**	136	12	148
Impairment of fixed assets	**50**	**-**	**50**	-	1	1
Loss on disposal of tangible fixed assets	**6**	**-**	**6**	1	-	1
Goodwill amortisation	**70**	**-**	**70**	68	-	68
Movement in provisions	**8**	**-**	**8**	(6)	-	(6)
Movement in retirement benefits	**(8)**	**-**	**(8)**	(5)	-	(5)
Non cash element of incentive schemes	**9**	**-**	**9**	10	-	10
Share of profits of associates	**(6)**	**-**	**(6)**	(6)	-	(6)
Movement in working capital:						
Stocks	**16**	**(2)**	**14**	2	4	6
Debtors	**(24)**	**(3)**	**(27)**	70	4	74
Securitised debtors	**(13)**	**-**	**(13)**	(6)	-	(6)
Creditors	**3**	**(3)**	**-**	(74)	(12)	(86)
	(18)	**(8)**	**(26)**	(8)	(4)	(12)
Cash flow from operating activities	**481**	**10**	**491**	429	22	451

ANALYSIS OF CHANGES IN NET BORROWINGS

	2003 £m	2002 £m
At 1 January	**(1,355)**	(1,361)
Currency fluctuations	**(15)**	15
Decrease in cash	**(13)**	(37)
Movement in liquid resources	**(13)**	(2)
Movement in financing excluding share capital issues	**370**	56
Acquisition of businesses	**(176)**	(30)
Disposal of businesses	**36**	11
Amortisation of financing fees	**(3)**	(7)
At 31 December	**(1,169)**	(1,355)

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	2003 £m	2002 Restated £m
Loss for the financial year	**(42)**	(153)
Currency fluctuations:		
Intangible fixed assets	**(11)**	(33)
Tangible fixed assets	**6**	(21)
Retirement benefits (net of deferred tax)	**23**	19
Net borrowings	**(15)**	15
Other net tangible assets	**(1)**	(1)
Current tax on currency fluctuations	**3**	(3)
	5	(24)
Changes in actuarial values of retirement benefits	**(79)**	(257)
Changes in market value of fixed asset investments	**(4)**	-
Total recognised losses for the financial year	**(120)**	(434)
Prior year adjustment	**(424)**	
Total losses recognised since last Annual Report	**(544)**	

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

	2003 £m	2002 Restated £m
At 1 January as originally reported	**968**	1,013
Prior year adjustment	**(424)**	(153)
At 1 January as restated	**544**	860
Loss for the financial year	**(42)**	(153)
Dividends	**(89)**	(79)
Retained loss for the financial year	**(131)**	(232)
Currency fluctuations (net of tax)	**5**	(24)
Changes in actuarial values of retirement benefits	**(79)**	(257)
Changes in market value of fixed asset investment	**(4)**	-
Issue of ordinary share capital by placing	**84**	-
Issue of ordinary share capital by rights issue	**218**	-
Issue of ordinary share capital for share option schemes	**5**	13
Goodwill in reserves written off on disposal of businesses	**161**	184
At 31 December	**803**	544

NOTES

1 Basis of preparation

The Accounts are prepared under the historical cost convention and in accordance with the Companies Act 1985 and applicable accounting standards.

In preparing the Accounts, the following restatements have been made to the corresponding amounts:

a To reflect the discontinuance of Healthcare Flexibles and TBS Engineering.

b To reflect the adoption of FRS17 as described in Note 3, "Retirement benefits".

c To adjust the average number of ordinary equity shares for the bonus element of the 2003 rights issue.

The consolidated profit and loss account and consolidated cash flow statement for the year ended 31 December 2003 and the consolidated balance sheet at 31 December 2003 do not constitute statutory accounts as defined by Section 240 of the Companies Act 1985. They are extracted from the full statutory accounts for the year ended 31 December 2003 which have been approved by a duly constituted Committee of the Board of Directors on 4 March 2004, but which have not been delivered to the Registrar of Companies. The report of the auditors on those accounts is unqualified and does not contain a statement under either Section 237(2) or Section 237(3) of the Companies Act 1985.

NOTES (continued)

2 Segment analysis

	Sales including associates £m	Underlying operating profit £m	Underlying return on sales %	Profit before interest, other finance costs and tax £m	Underlying net assets before goodwill £m	Underlying net assets £m
2003:						
Beverage Packaging	**2,503**	**276**	**11.0**	**166**	**1,134**	**2,178**
Plastic Packaging	**534**	**57**	**10.7**	**38**	**268**	**419**
Consumer Packaging	**3,037**	**333**	**11.0**	**204**	**1,402**	**2,597**
Retirement benefits, tax and dividends	**-**	**-**	**-**	**-**	**(609)**	**(609)**
Ongoing operations	**3,037**	**333**	**11.0**	**204**	**793**	**1,988**
Disposals and businesses for sale	**15**	**1**	**6.7**	**1**	**3**	**3**
Continuing operations	**3,052**	**334**	**10.9**	**205**	**796**	**1,991**
Discontinued operations	**134**	**12**	**9.0**	**(95)**	**-**	**-**
	3,186	**346**	**10.9**	**110**	**796**	**1,991**
United Kingdom and Ireland	**315**	**37**	**11.7**	**24**	**151**	**363**
Continental Europe	**1,385**	**154**	**11.1**	**77**	**704**	**1,186**
The Americas	**1,243**	**135**	**10.9**	**99**	**487**	**948**
Rest of the world	**109**	**8**	**7.3**	**5**	**63**	**103**
Retirement benefits, tax and dividends	**-**	**-**	**-**	**-**	**(609)**	**(609)**
Continuing operations	**3,052**	**334**	**10.9**	**205**	**796**	**1,991**
Discontinued operations	**134**	**12**	**9.0**	**(95)**	**-**	**-**
	3,186	**346**	**10.9**	**110**	**796**	**1,991**
2002 Restated:						
Beverage Packaging	2,375	262	11.0	209	926	1,982
Plastic Packaging	489	42	8.6	30	270	367
Consumer Packaging	2,864	304	10.6	239	1,196	2,349
Retirement benefits, tax and dividends	-	-	-	-	(521)	(521)
Ongoing operations	2,864	304	10.6	239	675	1,828
Disposals and businesses for sale	30	1	3.3	(18)	3	3
Continuing operations	2,894	305	10.5	221	678	1,831
Discontinued operations	266	15	5.6	(179)	76	77
	3,160	320	10.1	42	754	1,908
United Kingdom and Ireland	345	36	10.4	11	160	379
Continental Europe	1,136	127	11.2	98	594	998
The Americas	1,304	134	10.3	113	367	854
Rest of the world	109	8	7.3	(1)	78	121
Retirement benefits, tax and dividends	-	-	-	-	(521)	(521)
Continuing operations	2,894	305	10.5	221	678	1,831
Discontinued operations	266	15	5.6	(179)	76	77
	3,160	320	10.1	42	754	1,908

2 Segment analysis (continued)

Underlying operating profit comprises operating profit before goodwill amortisation and exceptional items. Underlying net assets comprise net assets in the consolidated balance sheet, excluding net borrowings. Underlying return on sales is based upon underlying operating profit divided by sales including associates.

The Group's share of sales and operating profits of associates, proportionate to its equity holdings, has been included where appropriate. There is no significant trading between business segments or geographical regions.

Interest and other finance costs and net borrowings are managed centrally and are not directly attributable to individual business segments or regions.

3 Retirement benefits

(a) Change of accounting policy

The Group adopted FRS17 "Retirement Benefits" during 2003. For defined benefit pension schemes and retiree medical, the amounts charged to operating profit comprise the current service cost and gains and losses on settlements and curtailments. Past service costs are similarly recognised if the benefits have vested. If the benefits have not vested immediately, the costs are recognised over the period until vesting occurs. The expected return on assets of funded defined benefit pension schemes and the interest on retirement benefit scheme liabilities and retiree medical are shown as a net amount within other finance costs adjacent to interest. Differences between actual and expected returns on assets, changes in assumptions on liabilities and deferred tax thereon are included in the statement of total recognised gains and losses.

For funded defined benefit pension schemes, the assets are held separately from those of the Group in trustee administered funds. Pension scheme assets are measured at fair value. Liabilities of defined benefit pension schemes and retiree medical are measured on an actuarial basis using the projected unit method and discounted at a rate equivalent to the current rate of return on a high quality corporate bond of equivalent currency to the scheme liabilities. The resulting asset or liability, net of the related deferred tax, is presented separately after other net assets on the face of the balance sheet.

3 Retirement benefits (continued)

Contributions to defined contribution schemes are charged to the consolidated profit and loss account as they become payable in accordance with the rules of those schemes.

As a result of the adoption of FRS17, prior periods have been restated. The effect of the restatements was to increase losses and reduce net assets in 2002 by the amounts shown below.

	£m
Loss on ordinary activities before tax	(48)
Tax on ordinary activities	16
Loss on ordinary activities after tax	(32)
Net assets	(424)

If FRS17 had not been adopted, it is estimated that the loss after tax for 2003 of £41m would have been higher by £39m.

(b) Principal assumptions

Defined benefit pension schemes:	2003			2002		
	UK %	USA %	Other %	UK %	USA %	Other %
Rate of increase in salaries	**4.25**	**4.50**	**2.79**	3.85	4.50	3.00
Rate of increase in pensions	**2.75**	**-**	**1.71**	2.35	-	2.00
Discount rate	**5.40**	**6.00**	**5.30**	5.50	6.75	5.50
Inflation rate	**2.75**	**2.50**	**1.90**	2.35	2.50	2.00
Long term expected rate of return:						
On equities	**7.80**	**8.70**	**7.75**	7.50	8.80	8.00
On bonds	**5.05**	**4.50**	**4.75**	4.75	5.10	5.00
On cash	**4.00**	**3.20**	**2.54**	4.00	6.80	3.00

Retiree medical:	2003 %	2002 %
Medical inflation	**13 reducing to 5 over 10 years**	10 reducing to 5 over 10 years
Discount rate	**6.00**	6.75
Inflation rate	**2.50**	2.50

3 Retirement benefits (continued)

(c) Valuation of assets and liabilities

	Defined benefit pension schemes				Retiree medical
	UK £m	USA £m	Other £m	Total £m	£m
At 31 December 2003:					
Market value of equities	**814**	**148**	**23**	**985**	**-**
Market value of bonds	**188**	**874**	**24**	**1,086**	**-**
Cash	**10**	**8**	**2**	**20**	**-**
Market value of recoverable amount for retiree medical	**-**	**-**	**-**	**-**	**9**
Market value of assets	**1,012**	**1,030**	**49**	**2,091**	**9**
Present value of liabilities	**(1,225)**	**(1,150)**	**(99)**	**(2,474)**	**(302)**
Gross liability	**(213)**	**(120)**	**(50)**	**(383)**	**(293)**
Related deferred tax	**64**	**41**	**(1)**	**104**	**103**
Net liability	**(149)**	**(79)**	**(51)**	**(279)**	**(190)**
At 31 December 2002:					
Market value of equities	699	132	12	843	-
Market value of bonds	174	857	18	1,049	-
Cash	6	171	3	180	-
Market value of recoverable amount for retiree medical	-	-	-	-	10
Market value of assets	879	1,160	33	2,072	10
Present value of liabilities	(1,047)	(1,205)	(78)	(2,330)	(311)
Gross liability	(168)	(45)	(45)	(258)	(301)
Related deferred tax	51	15	5	71	105
Net liability	(117)	(30)	(40)	(187)	(196)

(d) Summary of movements

	Defined benefit pension schemes £m	Other pension schemes £m	Total pension schemes £m	Retiree medical £m	Gross retirement benefits £m	Deferred tax £m	Net retirement benefits £m
At 1 January 2003 under SSAP24	**300**	**(13)**	**287**	**(242)**	**45**	**(17)**	**28**
Prior year adjustment	**(558)**	**-**	**(558)**	**(59)**	**(617)**	**193**	**(424)**
At 1 January 2003 under FRS17	**(258)**	**(13)**	**(271)**	**(301)**	**(572)**	**176**	**(396)**
Currency fluctuations	**6**	**-**	**6**	**30**	**36**	**(13)**	**23**
Acquisition of businesses	**(7)**	**(1)**	**(8)**	**-**	**(8)**	**(5)**	**(13)**
Operating profit charge	**(25)**	**(7)**	**(32)**	**(3)**	**(35)**	**7**	**(28)**
Net finance cost	**(13)**	**-**	**(13)**	**(19)**	**(32)**	**11**	**(21)**
Actuarial changes	**(100)**	**-**	**(100)**	**(23)**	**(123)**	**44**	**(79)**
Cash contributions	**16**	**4**	**20**	**23**	**43**	**(13)**	**30**
Transfers from creditors	**(2)**	**(1)**	**(3)**	**-**	**(3)**	**-**	**(3)**
At 31 December 2003	**(383)**	**(18)**	**(401)**	**(293)**	**(694)**	**207**	**(487)**
Debtors receivable after one year	**-**	**-**	**-**	**9**	**9**	**-**	**9**
Retirement benefits	**(383)**	**(18)**	**(401)**	**(302)**	**(703)**	**207**	**(496)**
	(383)	**(18)**	**(401)**	**(293)**	**(694)**	**207**	**(487)**

NOTES (continued)

4 Exceptional items

	2003 £m	2002 £m
Exceptional items included in operating profit:		
Reorganisation costs	**(15)**	(7)
Fixed assets impaired	**(50)**	(1)
Fixed assets written off	**-**	(1)
Recovery of debtor previously written off	**6**	9
	(59)	-
Loss on fixed assets – continuing operations	**-**	(2)
Disposal of businesses:		
Profit/(loss) before attributable goodwill written off	**55**	(22)
Attributable capitalised goodwill written off	**(1)**	(2)
Attributable goodwill in reserves written off	**(161)**	(184)
	(107)	(208)
Exceptional financing item – continuing operations	**-**	(35)
Tax arising on exceptional items:		
Reorganisation and other items	**14**	-
Disposal of businesses – discontinued operations	**7**	(2)
	21	(2)
Total exceptional items	**(145)**	(247)

The loss on disposal of businesses in 2003 of £107m is wholly attributable to discontinued operations (2002: £192m).

NOTES (continued)

5 Ordinary dividends on equity shares

	2003 £m	2002 £m
2003 proposed final dividend of 9.58p payable 1 June 2004	**52**	-
2003 interim dividend of 6.82p (restated) paid 4 November 2003	**33**	-
2002 final dividend of 9.07p (restated) paid 4 June 2003	**-**	44
2002 interim dividend of 6.54p (restated) paid 6 November 2002	**-**	30
2002 final dividend over accrual	**(1)**	-
	84	74

6 Earnings/(loss) per ordinary share

	2003 pence	2002 Restated pence
Basic loss per ordinary share	**(9.5)**	(34.5)
Diluted loss per ordinary share*	**(9.5)**	(34.5)
Underlying earnings per ordinary share:		
Before retirement benefits net finance cost, goodwill amortisation and exceptional items	**38.1**	35.8
Before goodwill amortisation and exceptional items	**33.8**	34.3

* There was no dilution arising from the conversion of preference shares or the exercise of outstanding share options.

	2003 £m	2002 Restated £m
Profit on ordinary activities after tax before retirement benefits net finance cost, goodwill amortisation and exceptional items	**195**	171
Equity minority interests	**(1)**	(2)
Preference dividends on non equity shares	**(5)**	(5)
Profit attributable to ordinary shareholders before retirement benefits net finance cost, goodwill amortisation and exceptional items	**189**	164
Retirement benefits net finance cost	**(21)**	(7)
Profit attributable to ordinary shareholders before goodwill amortisation and exceptional items	**168**	157
Goodwill amortisation	**(70)**	(68)
Exceptional items	**(145)**	(247)
Loss attributable to ordinary shareholders	**(47)**	(158)
Dilution on conversion of preference shares	**5**	5
Loss on a diluted basis	**(42)**	(153)

6 Earnings/(loss) per ordinary share (continued)

	2003 Number millions	2002 Number Restated millions
Average number of shares:		
Average number of shares in issue for the year	**496.5**	458.1
Dilution on conversion of preference shares	**24.4**	24.4
Dilution on exercise of outstanding share options	**7.6**	9.8
On a diluted basis	**528.5**	492.3
Number of shares in issue at 31 December	**547.7**	435.9

Shares owned by the Rexam Employee Share Trust have been excluded from the average number of shares in the basic and underlying earnings per share calculations.

7 Exchange rates

The principal exchange rates against sterling were:

	2003	2002
Average:		
United States dollar	**1.63**	1.50
Euro	**1.45**	1.59
Closing:		
United States dollar	**1.77**	1.60
Euro	**1.42**	1.56

A copy of the information to be provided to financial analysts is available on request from the Company Secretary, Rexam PLC, 4 Millbank, London SW1P 3XR.